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                             April 5, 2024

       Matthew Horwath
       SVP & Chief Financial Officer
       FARO TECHNOLOGIES INC
       125 Technology Park
       Lake Mary, Florida 32746

                                                        Re: FARO TECHNOLOGIES
INC
                                                            10-K filed February
28, 2024
                                                            Filed February 28,
2024
                                                            8-K Filed February
27, 2024
                                                            File No. 000-23081

       Dear Matthew Horwath:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K Filed February 27, 2024

       Exhibit 99.1

   1. We note that several of your non-GAAP performance measures include an adjustment of
                                                        $9.3 million for an
inventory reserve charge. With reference to Note 19 to the fiscal year
                                                        2023 financial
statements, we note that this charge is for inventory and related purchase commitments after
evaluating your product portfolio in connection with the Integration
                                                        Plan. With reference to
ASC 420-10-S99-3, please tell us your consideration of the
                                                        guidance in Question
100.01 the Compliance and Disclosure Interpretations for Non-
                                                        GAAP Financial
Measures.
   2.                                                   We note for non-GAAP
net loss and non-GAAP net loss per share     diluted for fiscal year
                                                        2023 that you have
included a $16 million adjustment for other tax adjustments. Please provide us with a more
comprehensive explanation of the components of this adjustment with a view toward
providing better disclosure for the adjustment and how those
 Matthew Horwath
FARO TECHNOLOGIES INC
April 5, 2024
Page 2
         adjustments comply with the guidance in Question 102.11 the Compliance and Disclosure
         Interpretations for Non-GAAP Financial Measures.
3. We note that you included fair value adjustments as part of your calculation of EBITDA for fiscal year 2022. Please tell us what the fair value adjustment is for and how you concluded this type of adjustment is within the definition of EBITDA. Refer to Question
         103.01 the Compliance and Disclosure Interpretations for Non-GAAP Financial
         Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracey Houser at 202-551-3736 or Nudrat Salik at 202-551-3692 with any questions.



                                                            Sincerely,
FirstName LastNameMatthew Horwath
                                                            Division of
Corporation Finance
Comapany NameFARO TECHNOLOGIES INC
                                                            Office of
Industrial Applications and
April 5, 2024 Page 2                                        Services
FirstName LastName